Tanaka Capital Management Announces #1 Ranking First Quarter 2021 For The TANAKA Growth Fund In Lipper Multicap Core Mutual Fund Category Following Its #1 Ranking For All of 2020

40.5% Return Almost Doubled 2nd Highest Ranked Fund in Category

NEWS PROVIDED BY

Tanaka Capital Management ➞

Apr 14, 2021, 08:30 ET

NEW YORK, April 14, 2021 /PRNewswire/ -- Tanaka Capital Management today announced that as published by Reuters within its Top Performing Funds & ETFs rankings on Reuters.com, the TANAKA Growth Fund (TGFRX) was ranked #1 by Refinitiv Lipper in its Multicap Core category of 691 mutual funds for the First Quarter 2021. The Fund's total return was 40.5%, almost double the second highest ranked fund which returned 20.4%. This compared with the Fund's benchmark Wilshire 2500 Growth index total return of 2.5% and 6.2% for the S&P 500 for the same First Quarter period. The First Quarter performance for the Fund followed a 50.9% total return for the full year 2020 (vs. an 18.4% return for the S&P 500), which earned the Fund a #1 ranking in its category for 2020.

"We are pleased with our continued #1 rankings for the Fund's total return over consecutive periods," said Graham Tanaka, President of Tanaka Capital Management. "We believe our performance is beginning to catch the attention of investors as net inflows into the Fund in the First Quarter added 35% to the Fund's Net Assets. In addition, our appreciation from performance gains added 40.5% to the Fund's net assets during the quarter. We are most encouraged that we have had contributions from a number of diverse holdings, with two stocks up over 135% in the First Quarter (Biotech and Specialty Materials), two up 35-40% (Semiconductor Equipment and Pharmaceuticals), three up 20-30% (Uranium, Financial Services and Media), two up 15-20% (Private Equity and Specialty Insurance), and three up 8-10% (Semiconductors, Defense and Social Media) vs. the 6.2% total return on the S&P 500. We have been researching and adding Pro-cyclical Growth stocks based on our belief this economic cycle has legs to run as the global recovery from Covid could take some time to play out."

"Our approach in selecting some of the best companies is grounded on in-depth analysis, 'kick the tires' research, and rigorous discussions with company management teams to evaluate their Platform Growth opportunities and identify triggers of value creation," said Benjamin Bratt, Vice President of Tanaka Capital Management as well as Chief Financial Officer and Chief Compliance Officer of the TANAKA Growth Fund. "We believe this fundamental stock selection process is not easily replicated nor found among passive funds, and is key to finding the companies that can deliver consistent growth and above-average returns over the long-run."

Available for Business Media Interviews for Expertise in Technology, Biotech and other Durable Growth Stocks
Graham Tanaka has made numerous television appearances on CNBC, Bloomberg Television, Reuters Television, and Yahoo Finance Live and been quoted in the Wall Street Journal and numerous other business publications due to his expertise in discovering platform companies that can grow significantly for many years. He was most recently interviewed by Reuters on March 12, 2021 for his insights on the stock market, inflation and interest rate trends when he also noted some of his stock ideas which have led to the Fund's top returns. He is available for interviews with business media seeking his expert commentary and his investment views on such companies as AFLAC, Intel, Dunkin' Donuts, Subaru, Novellus, ASML, Pfizer, Qualcomm, Apple, Tesla, and Amyris, all of which he identified and invested in early.

The TANAKA Growth Fund is currently open to new mutual fund investors. Investors can call 1-877-4TANAKA directly. The Fund is also available through Fidelity, Charles Schwab, TD Ameritrade, Vanguard, Wells Fargo, UBS, LPL Financial Services, Pershing, and Janney Montgomery Scott.

Note to Editors: Please see news releases issued:

January 21, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking by Lipper in Multicap Core Mutual Fund Category for The TANAKA Growth Fund in 2020"

February 18, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking for January 2021 for The TANAKA Growth Fund in the Multicap Core Mutual Fund Category Following its #1 Ranking for Full Year 2020".

March 18, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking Year To Date Through February 2021 For The Tanaka Growth Fund In Multicap Core Mutual Fund Category Following Its #1 Ranking For Full Year 2020".

About Tanaka Capital Management

Founded in 1986, Tanaka Capital Management is the advisor to the TANAKA Growth Fund and also provides individually tailored investment management to high-net worth individuals, pension plans and endowments. The firm's investment philosophy reflects the view there are always misunderstood companies in the marketplace. It is our job to find these companies and validate whether they can deliver durable growth for our investors in the years ahead. Tanaka Capital Management is also accepting new clients for privately managed accounts. For more information, please visit www.tanaka.com.

The Fund's past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the

most recent month end may be obtained by calling 1-877-4TANAKA.

The Fund's prospectus contains important information about the Fund's investment objectives, potential risks, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-877-4TANAKA.

Refinitiv Lipper Inc. - A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested.

Contact:

CapComm Partners (financial communications/investor relations)

Peter DeNardo

peter@capcommpartners.com

+1 (415) 389-6400

SOURCE Tanaka Capital Management

Related Links

http://www.tanaka.com

